May 2, 2008

Mail Stop 4561

Mr. Michael W. Dosland
President and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, Iowa 51101

Re: **First Federal Bankshares, Inc.**
      Item 4.02 Form 8-K
      Filed February 25, 2008
      File Number: 000-25509

Dear Mr. Dosland:

We have reviewed your response to our comment letter dated April 22, 2008 and have the following comment.

<u>Form 8-K, filed February 25, 2008</u>

1. We note your responses to our previously issued comment letters for which you continue to believe that your investment in the trust-preferred pooled security (Trapeza 2006-10A D2) is not other-than-temporarily impaired. Please tell us how you considered the guidance in EITF 99-20 to support your conclusion. In your response please specifically address the following:

   - You disclose in your response letter dated April 4, 2008 that at issuance, the D2 class, which is the lowest of the senior classes for this TPS, was rated "BBB" by a nationally recognized rating agency. The Staff believes that this initial rating would preclude this investment from being considered "high credit quality" consistent with paragraph 5(e) of EITF 99-20. If you disagree, please provide persuasive evidence to substantiate why you believe that beneficial interests ratings below "AA" would be deemed to be of "high credit quality;"

- You disclose in your response letter dated April 4, 2008 that the D2 class was downgraded to "CCC" on December 31, 2007 due to the actual or anticipated default of two REITS within the TPS. As a result, please tell us whether you considered these defaults to represent "adverse changes in the estimated cash flows" and provide us with your analysis pursuant to paragraph 12(b) of EITF 99-20 clearly supporting your decision of whether or not to record an other-than-temporary impairment; and
- Tell us whether there have been any subsequent defaults, interest payment deferrals, credit downgrades, or any other events since the date of your last response letter which you have considered in your analysis and conclusion of whether or not to record an other-than-temporary impairment.

As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please call me at (202) 551-3484.

Sincerely,

John A. Spitz
Senior Staff Accountant